SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

020304634

(CUSIP Number)

AMERICAN DEPOSITARY SHARES (ADS) EACH REPRESENTING

FIFTEEN (15) SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

00709P108

(CUSIP Number)

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Telephone: (202) 371-7000

July 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 020304634	13D

1.	NAMES OF REPORTING PERSONS MetLife, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 313,863,171
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 313,863,171
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,863,171
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%*
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,296,866 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

CUSIP No. 020304634	13D

1.	NAMES OF REPORTING PERSONS MetLife Chile Acquisition Co. S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 308,928,816
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 308,928,816
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,928,816
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,296,866 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

CUSIP No. 020304634	13D

1.	NAMES OF REPORTING PERSONS MetLife Chile Inversiones Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,934,355
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,934,355
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,934,355
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,296,866 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

This Amendment No. 6 is being filed by MetLife, Inc. (“MetLife”), and its indirect wholly-owned subsidiaries, MetLife Chile Acquisition Co. S.A. (“Acquisition Co.”) and MetLife Chile Inversiones Limitada (“Chile Inversiones,” and collectively with MetLife and Acquisition Co., the “Reporting Persons”) with respect to the Common Shares, without par value (collectively, the “Common Shares,” and each a “Common Share”) of Administradora de Fondos de Pensiones Provida S.A. (the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 11, 2013, as amended on March 21, 2014, August 28, 2014, November 17, 2014, May 12, 2015 and June 24, 2015 (collectively with this Amendment No. 6, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by MetLife, a Delaware corporation, and its indirect wholly-owned subsidiaries, Acquisition Co., a Chilean closed corporation (sociedad anónima cerrada) and Chile Inversiones, a Chilean limited liability company (sociedad de responsabilidad limitada). MetLife’s executive offices are located at 200 Park Avenue, New York, New York 10166. Acquisition Co.’s executive offices are located at Agustinas 640, piso 18, Santiago, Región Metropolitana, Chile. Chile Inversiones’ executive offices are located at Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile.

MetLife, through its subsidiaries and affiliates, is a global provider of life insurance, annuities, employee benefits and asset management. Acquisition Co. was formed by MetLife for the purpose of acquiring up to 100% of the outstanding Common Shares and ADSs and does not engage in any other business activities, except that Acquisition Co. will be the surviving entity in the merger reported on November 17, 2014 on Amendment No. 3 to the Schedule 13D, if the merger receives regulatory approval in Chile (the “Merger”). Chile Inversiones is a Chilean limited liability company and was formed by MetLife for the purpose of developing all kinds of investments and businesses.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer of MetLife, Acquisition Co. and Chile Inversiones and each director of MetLife and Acquisition Co. are set forth on Schedules I, II and III attached hereto and are incorporated herein by reference.

To the best knowledge of MetLife, Acquisition Co. and Chile Inversiones, none of MetLife, Acquisition Co., Chile Inversiones or any of the persons listed in Schedules I, II and III have been, during the past five (5) years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

The Reporting Persons paid an aggregate of Ps. 17,270,242,500.00 for the Sale Shares acquired in connection with the Amended Depositary Transaction, which was funded through MetLife and its subsidiaries’ existing cash balances.

Item 4.	Purpose of Transactions

Item 4 is hereby amended and supplemented by adding the following:

On July 6, 2015, Chile Inversiones and the ADS Depositary, pursuant to the terms of the Amended Depositary Purchase Agreement, consummated the Amended Depositary Transaction. In connection with the consummation of the Amended Depositary Transaction, MetLife and Chile Inversiones expect to file a final amendment to their Rule 13e-3 Transaction Statement with the SEC on or after the date hereof.

The Reporting Persons may at any time, or from time to time, (i) acquire additional Common Shares, including Common Shares held by the Company in treasury, in the open market, in privately negotiated transactions, or otherwise, (ii) otherwise seek control or seek to influence the management and policies of the Company or (iii) change their intentions with respect to any such matters, in each of the cases of (i) through (iii), based upon the Reporting Persons’ evaluation of the Company’s businesses and prospects, price levels of the Common Shares, conditions in the securities and financing markets and in the Company’s industry and the economy in general, regulatory developments affecting the Company and its industry and other factors deemed relevant.

Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 (a, b) is hereby amended and restated as follows:

(a, b) Since and including June 24, 2015, MetLife has acquired 4,934,355 Common Shares, as described in Section 5(c) below. Acquisition Co. is the direct record owner and has shared voting and dispositive power with respect to 308,928,816 Common Shares, representing approximately 93.2% of the outstanding Common Shares. Chile Inversiones is the direct record owner and has shared voting and dispositive power with respect to 4,934,355 Common Shares, representing approximately 1.5% of the outstanding Common Shares. MetLife may be deemed to beneficially own and have shared voting and dispositive power with respect to 313,863,171 Common Shares, representing 94.7% of the issued and outstanding Common Shares, which are the Common Shares held by its indirect wholly-owned subsidiaries, Acquisition Co. and Chile Inversiones.

Item 5 (c) is hereby amended and supplemented by adding the following:

(c) On July 6, 2015, Chile Inversiones and the ADS Depositary, pursuant to the terms of the Amended Depositary Purchase Agreement, consummated the Amended Depositary Transaction and Chile Inversiones acquired 4,934,355 Common Shares for a purchase price per Common Share equal to Ps. 3,500.00.

As a result of the above-described transaction, MetLife currently indirectly owns 313,863,171 Common Shares representing approximately 94.7% of the outstanding Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated as of: July 6, 2015

MetLife, Inc.

By:	/s/ William J. Wheeler
Name:	William J. Wheeler
Title:	President, Americas

MetLife Chile Acquisition Co. S.A.

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative

MetLife Chile Inversiones Limitada

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of MetLife. Each such person is a citizen of the United States of America, with the exception of John C.R. Hele, Franciscus Hijkoop, Michel Khalaf and Christopher G. Townsend, who are citizens, respectively, of Canada, the Netherlands, the Republic of Lebanon and the United Kingdom of Great Britain and Northern Ireland.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Steven A. Kandarian	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chairman of the Board, Chief Executive Officer and President	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Ricardo A. Anzaldua	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and General Counsel	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Steven J. Goulart	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Investment Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

John C.R. Hele	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Financial Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Franciscus Hijkoop	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Human Resources Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Michel Khalaf	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, EMEA	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Esther S. Lee	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Global Chief Marketing Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Martin J. Lippert	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Head of Global Technology and Operations	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Maria R. Morris	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President, Global Employee Benefits	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Christopher G. Townsend	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Asia	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

William J. Wheeler	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Americas	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Cheryl W. Grisé	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Executive Vice President, Northeast Utilities	N/A

Carlos M. Gutierrez	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Co-Chair, Albright Stonebridge Group	Albright Stonebridge Group 601 13th Street, NW, Suite 500 Washington, DC 20005

R. Glenn Hubbard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Dean and Russell L. Carson Professor of Economics and Finance, Graduate School of Business, Columbia University	Graduate School of Business Columbia University 3022 Broadway Uris Hall, Room 101 New York, N.Y. 10027

Alfred F. Kelly, Jr.	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Chairman of the Board, President and Chief Executive Officer, NY/NJ Super Bowl Host Company	N/A

Edward J. Kelly, III	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Chairman, Institutional Clients Group, Citigroup, Inc.	N/A

William E. Kennard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Senior Advisor, Grain Management, LLC	Velocitas Partners LLC 160 Greentree Drive Suite 101 Dover, DE 19904

James M. Kilts	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Partner, Centerview Capital	Centerview Capital 3 Greenwich Office Park, 2nd Floor Greenwich, CT 06831

Catherine R. Kinney	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former President and Co- Chief Operating Officer, New York Stock Exchange, Inc.	N/A

Denise M. Morrison	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President and Chief Executive Officer, Campbell Soup Company	Campbell Soup Company 1 Campbell Place Camden, NJ 08103-1701

Kenton J. Sicchitano	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Global Managing Director, PricewaterhouseCoopers LLP	N/A

Lulu C. Wang	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chief Executive Officer, Tupelo Capital Management LLC	Tupelo Capital Management LLC 340 Madison Avenue, 19th Floor New York, N.Y. 10173

SCHEDULE II

DIRECTORS AND OFFICERS OF ACQUISITION CO.

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Acquisition Co. Each such person is a citizen of Chile, with the exception of Randal W. Haase, who is a citizen of the United States.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President - New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Ronald Michael Mayne—Nicholls Secul	Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile	MetLife Chile Holding Head	MetLife Chile Seguros de Vida S.A. Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile

Pablo Iacobelli del Rio	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile

SCHEDULE III

OFFICERS OF CHILE INVERSIONES

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer of Chile Inversiones. Each such person is a citizen of Chile, with the exception of Randal W. Haase, who is a citizen of the United States. As a Chilean limited liability company (sociedad de responsabilidad limitada), Chile Inversiones does not have any directors and MetLife acts as managing member (socio administrador) of Chile Inversiones.

Name of Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President, New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Pablo Iacobelli del Río	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile

Jaime Carey Tagle	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile